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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

IONA Technologies PLC
(Name of Issuer)
American Depository Receipts representing
Ordinary Shares, €0.0025 par value
(Title of Class of Securities)
46206P 10 9
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	46206P 10 9	Page	2	of	5

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Dr. Christopher J. Horn

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:
Ireland

	5	SOLE VOTING POWER:

NUMBER OF		2,347,614 Ordinary Shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- Ordinary Shares

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,347,614 Ordinary Shares

WITH:	8	SHARED DISPOSITIVE POWER:

-0- Ordinary Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,347,614 Ordinary Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

6.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

2

CUSIP No.	46206P 10 9	13G	Page	3	of	5

Item 1 (a).	Name of Issuer:

IONA Technologies PLC (the “Company”)

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland

Item 2 (a).	Name of Person Filing:

Dr. Christopher J. Horn

Item 2 (b).	Address of Principal Business Office or, if none, Residence:

c/o IONA Technologies PLC
The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland

Item 2 (c).	Citizenship:

United Kingdom

Item 2 (d).	Title of Class of Securities:

American Depositary Receipts representing Ordinary Shares, €0.0025 par value per share (“Ordinary Shares”)

Item 2 (e).	CUSIP Number

46206P 10 9

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), 13d-2(b), or (c) check whether the person filing is a:

Not Applicable.

Item 4.	Ownership:

(a)	Amount Beneficially Owned:

Dr. Horn may be deemed to own beneficially 2,347,614 Ordinary Shares as of December 31, 2006, including options to purchase 9,200 Ordinary Shares exercisable within sixty days of December 31, 2006.

CUSIP No.	46206P 10 9	13G	Page	4	of	5

(b)	Percent of Class:

6.6% (based on 35,657,209 Ordinary Shares reported by the Company as outstanding as of December 31, 2006 as adjusted pursuant to Rule 13d-3(d)(1)).

(c)	Number of Shares as to which the person has:

	(i)	sole power to vote or to direct the vote: 2,347,614 Ordinary Shares.

	(ii)	shared power to vote or to direct the vote: -0- Ordinary Shares.

	(iii)	sole power to dispose or to direct the disposition of: 2,347,614 Ordinary Shares.

	(iv)	shared power to dispose or to direct the disposition of: -0- Ordinary Shares.

Item (5).	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item (6).	Ownership of More than Five Percent On Behalf of Another Person:

Not Applicable.

Item (7).	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item (8).	Identification and Classification of Members of the Group:

Not Applicable.

Item (9).	Notice of Dissolution of Group:

Not Applicable.

Item (10).	Certification:

Not Applicable.

CUSIP No.	46206P 10 9	13G	Page	5	of	5
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 30, 2007
/s/ Christopher J. Horn
Christopher J. Horn/
Vice-Chairman